

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 16, 2007

Mr. Bedo H. Kalpakian
Chief Executive Officer and Chief Financial Officer
Bronx Ventures Inc.
1255 West Pender Street, Suite 100
Vancouver, British Columbia
CANADA V6E 2V1

> **Re:** **Bronx Ventures Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 28, 2006**
> **File No. 0-16353**

Dear Mr. Kalpakian:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Brad Wiggins